United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

Alcatel
54, rue La Boétie, 75008, Paris, France

SIGNATURE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: December 16th, 2002	By:	/s/ Jean-Pierre Halbron

Jean-Pierre Halbron
President

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Notes mandatorily redeemable for Alcatel A shares
Public offering to individuals

This press release does not constitute or form part of an offer to sell or a solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No offering of securities is being made in the United States.

This document is not for distribution in the United States, Canada and Japan

Paris, December 16, 2002 — Following the completion of the offering to institutional investors of notes mandatorily redeemable for Alcatel Class A shares on December 12, for an amount of Euro 630 million, Alcatel (Paris : CGEP.PA and NYSE : ALA) announced the opening of a public offering to individuals in France from 9 am on the 17th of December 2002 until the closing of the Paris Stock Exchange on the 19th of December 2002.

Disclaimer
This press release does not constitute an offer for sale of securities in the United States or any other jurisdiction. The notes will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that: the final and definitive offering terms and/or reimbursement conditions are different from those described above; the amount of shares created as a result of the offering is different from that described above; the offering does not provide Alcatel with the financial results or other benefits it expects to obtain in connection with its current financing and/or disposals efforts; as well as the risks described in the documents Alcatel has filed with the U.S. Securities and Exchange Commission and with the French Commission des Opérations de Bourse. Investors and security holders may obtain a free copy of documents filed by Alcatel with the U.S. Securities and Exchange Commission at www.sec.gov < http://www.sec.gov> or directly from Alcatel. Alcatel does not undertake to, nor has any obligation to, provide, update or revise forward-looking statements.

About Alcatel
Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel’s customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Klaus Wustrack/Alcatel HQ	Tel : +33 (0)1 40 76 11 56	Klaus.wustrack@alcatel.com
Régine Coqueran/Alcatel HQ	Tel : +33 (0)1 40 76 49 24	Regine.Coqueran@alcatel.fr

Alcatel Investors Relations
Claire Pedini	Tel : +33 (0)1 40 76 13 93	claire.pedini@alcatel.com
Laurent Geoffroy	Tel : +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com